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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CENUCO, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)
15670X104
(CUSIP Number)
Brian H. Jaffe, Esq.
Siller Wilk LLP
675 Third Avenue
New York, NY 10017
(212) 421-2233
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 6, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	15670X104	Page	2	of	18

1	NAMES OF REPORTING PERSONS: Fredric H. Mack

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		717,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		717,100

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	717,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	15670X104	Page	3	of	18

1	NAMES OF REPORTING PERSONS: Irrevocable Trust FBO Hailey Mack U/A dated as of July 1, 1999

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		31,000 (See Item 5(b))

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		31,000 (See Item 5(b))

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

31,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	15670X104	Page	4	of	18

1	NAMES OF REPORTING PERSONS: Irrevocable Trust FBO Jason Mack U/A dated as of July 1, 1999

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		31,000 (See Item 5(b))

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		31,000 (See Item 5(b))

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

31,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Page 5 of 18 Pages
Amendment No. 1 to Schedule 13D
     This Amendment No. 1 to Schedule 13D (this “Statement”) amends and restates in its entirety the Schedule 13D filed by Fredric H. Mack (“FHM”) dated May 2, 2005 for the purpose of reporting the Voting Agreement described in Item 6 below and to provide additional information.
Item 1. Security and Issuer.
     This Statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Cenuco, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 2000 Lenox Drive, Suite 202, Lawrenceville, New Jersey 08648.
Item 2. Identity and Background.
     (a) This Statement is being filed by FHM and two trusts for the benefit of the minor children of FHM and his wife, Tami J. Mack (“TJM”): the Irrevocable Trust FBO Hailey Mack U/A dated as of July 1, 1999 (the “HM Trust”) and the Irrevocable Trust FBO Jason Mack U/A dated as of July 1, 1999 (the “JM Trust”). TJM is the trustee of each of the HM Trust and the JM Trust. Each of FHM, the HM Trust and the JM Trust are referred to herein as a “Reporting Person” and, collectively, as the “Reporting Persons.”
     (b) The address of each of the Reporting Persons is 2115 Linwood Avenue, Suite 110, Fort Lee, New Jersey 07024.
     (c) FHM’s principal occupation involves the ownership, management and development of real estate.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.
     (f) FHM is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price of the 779,100 shares of Common Stock beneficially owned by all of the Reporting Persons as of May 21, 2005 was approximately $4,119,467 (including commissions). The source of funds for the purchase of such shares by FHM was the personal funds of FHM. The sources of funds for the purchase of such shares by the HM Trust and the JM Trust were the assets of the respective trusts. No consideration was paid in connection with the execution and delivery of the Voting Agreement described in Item 6 below.
Item 4. Purpose of Transaction.
     Each of the Reporting Persons currently intends to hold his or its shares of Common Stock of the Company for investment purposes. Depending upon each Reporting Person’s conclusions regarding the

Page 6 of 18 Pages
prospects of the Company, (a) such Reporting Person may purchase additional shares of Common Stock in the open market or otherwise, subject to availability at prices deemed favorable by the Reporting Person, or (b) subject to the restrictions in the Voting Agreement described in Item 6 below, such Reporting Person may sell or otherwise dispose of any or all of his or its shares of Common Stock in the open market or otherwise. Other than as discussed in this Item 4 and in Item 6 below, none of the Reporting Persons has any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) As of May 21, 2005, the Reporting Persons owned the following shares of Common Stock:
     (i) FHM beneficially owned 717,100 shares of Common Stock, representing 5.2% of the outstanding Common Stock.
     (ii) The HM Trust beneficially owned 31,000 shares of Common Stock, representing 0.2% of the outstanding Common Stock.
     (iii) The JM Trust beneficially owned 31,000 shares of Common Stock, representing 0.2% of the outstanding Common Stock.
     The ownership percentages set forth in this Statement are based on the 13,750,556 shares of Common Stock outstanding as reported by the Company in its Current Report on Form 8-K/A filed with the Commission on May 10, 2005.
     (b) FHM has sole voting and dispositive power over the 717,100 shares of Common Stock owned by FHM. However, the power to vote the shares of Common Stock beneficially owned by FHM is subject to the terms of the Voting Agreement described in Item 6 below.
     As the sole trustee of the HM Trust and the JM Trust, TJM has sole voting and dispositive power over the 31,000 shares owned by the HM Trust and the 31,000 shares owned by the JM Trust. FHM disclaims beneficial ownership of the shares of Common Stock held by the HM Trust and the JM Trust.
     (c) Transactions in the shares of Common Stock effected from February 25, 2005 to May 21, 2005 by each of the Reporting Persons are set forth on Exhibit 2 hereto which is incorporated by reference herein.

Page 7 of 18 Pages
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     As described in the Company’s Preliminary Proxy Statement contained in Amendment No. 1 to Schedule 14A filed with the Commission on February 24, 2006 (the “Preliminary Proxy Statement”), on May 20, 2005 Hermes Holding Company, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), was merged (the “Merger”) with and into Hermes Acquisition Company I LLC, a Delaware limited liability company (“Hermes”), pursuant to a Merger Agreement dated March 16, 2005, as amended on May 10, 2005, among the Company, Merger Sub and Hermes (the “Merger Agreement”). Immediately prior to the Merger, Hermes owned the shares of the Lander group of companies which are engaged in the manufacture and sale of health and beauty care products and related activities. Upon the Merger, the Company became the owner of Hermes and the Lander group of companies and the prior owners of membership interests in Hermes become the beneficial owners of 65% of the voting power of the then outstanding shares of the Company’s capital stock by virtue of their receipt of shares of the Company’s Series A Junior Participating Preferred Stock which is convertible, subject to stockholder approval, into shares of Common Stock. The Merger resulted in a change in control of the Company’s Board of Directors with Hermes designating four of the five directors. Pursuant to the Merger Agreement, the Company agreed to convene a special meeting of the Company’s stockholders to approve certain matters relating to the Merger.
     In order to induce Hermes to proceed with the closing of Merger, FHM and Hermes entered into a Voting Agreement and Irrevocable Proxy, dated as of May 6, 2005 (the “Voting Agreement”), the form of which is attached hereto as Exhibit 3 and incorporated by reference herein. Pursuant to the Voting Agreement, at a meeting of the Company’s stockholders FHM agreed to vote all shares of Common Stock then or thereafter owned by him in favor of the certain proposals in connection with the Merger, as described in the Merger Agreement and the Company’s Proxy Statement, including:
     (i) approval of the issuance of shares of Common Stock upon conversion of the Series A Junior Participating Preferred Stock issued to former members of Hermes in the Merger, which shares will then represent 65% of the outstanding shares of Common Stock;
     (ii) approval of an increase in the number of authorized shares of Common Stock to permit such issuance;
     (iii) approval of a charter amendment to change the name of the Company; and
     (iv) such other matters as may be submitted to a vote of the stockholders relating to the Merger transactions.
     FHM further granted Hermes an irrevocable proxy to vote his shares of Common Stock at the stockholder meeting in favor of the above matters and against any actions that could delay or adversely effect the timely consummation of the Merger-related transactions. FHM agreed to use his best efforts to encourage the other stockholders of the Company to vote to approve these proposals.
     The Voting Agreement prohibits FHM from selling or transferring shares of Common Stock other than in certain permitted circumstances. The Voting Agreement and FHM’s obligations thereunder will terminate upon the earlier of (i) December 31, 2006, (ii) the day following the stockholder meeting to consider the proposals contemplated by the Merger Agreement or (iii) the mutual written agreement of the parties to effect such termination.

Page 8 of 18 Pages
     The Reporting Persons do not have any rights or obligations with regard to the substantially similar voting agreements entered into between Hermes and certain other stockholders of the Company as described in the Preliminary Proxy Statement and disclaim beneficial ownership of the shares held by such stockholders.
Item 7. Material to be Filed as Exhibits.
     Exhibit 1: Joint Filing Agreement by and among FHM, the HM Trust and the JM Trust.
     Exhibit 2: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons from February 25, 2005 to May 21, 2005.
     Exhibit 3: Form of Voting Agreement and Irrevocable Proxy, dated as of May 6, 2005, between FHM and Hermes.

Page 9 of 18 Pages
SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 3, 2006	/s/ Fredric H. Mack
Fredric H. Mack

IRREVOCABLE TRUST FBO HAILEY MACK U/A DATED AS OF JULY 1, 1999
By:	/s/ Tami J. Mack
Tami J. Mack, Trustee

IRREVOCABLE TRUST FBO JASON MACK U/A DATED AS OF JULY 1, 1999
By:	/s/ Tami J. Mack
Tami J. Mack, Trustee